Exhibit 99.1

FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item 1	Identity of Company

1.1	Name and Address of Company

Algonquin Power & Utilities Corp. (“Algonquin” or the “Company”)
354 Davis Road
Oakville, Ontario, L6J 2X1
1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:
David Bronicheski
Chief Financial Officer
(905) 465-4512
Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On November 27, 2018, Algonquin, through its indirect subsidiary AAGES (AY Holdings) B.V. (“AY Holdings”), purchased an additional 16.47% aggregate equity interest (the “Additional Atlantica Investment”) in Atlantica Yield plc (NASDAQ: AY) (“Atlantica”). As a result of the Additional Atlantica Investment and the 25% equity interest in Atlantica acquired by Algonquin on March 9, 2018, Algonquin currently holds an aggregate of 41,557,663 ordinary shares of Atlantica, representing approximately 41.47% of the issued and outstanding ordinary shares of Atlantica.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

According to Atlantica’s quarterly report for the nine-month period ended September 30, 2018 filed with the U.S. Securities and Exchange Commission on November 5, 2018, Atlantica owned or had interests in 22 assets, comprising 1,446 MW of renewable energy generation, 300 MW of efficient natural gas power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines. All of Atlantica’s assets have contracted revenues (regulated revenues in the case of Atlantica’s Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 19 years as of December 31, 2017.

2.2	Acquisition Date

The acquisition closed on November 27, 2018.

2.3	Consideration

Algonquin completed the purchase of the Additional Atlantica Investment (representing 16,503,348 ordinary shares) for a total purchase price of U.S. $20.90 per ordinary share of Atlantica, comprised of a payment on closing of approximately U.S. $305 million paid on closing, with up to U.S. $40 million payable at a later date contingent on satisfaction of certain conditions.

On April 17, 2018, concurrently with the announcement of the proposed Additional Atlantica Investment, Algonquin also announced that it had entered into an agreement with certain institutional investors under which the investors agreed to buy, and Algonquin agreed to issue and sell, approximately 37.5 million common shares in the capital of Algonquin (“Common Shares”) at a price of C$11.85 per Common Share for gross proceeds of approximately C$445 million (the “Offering”). On April 24, 2018, Algonquin closed the Offering. The net proceeds from the Offering were expected to be used, in part, to finance the Additional Atlantica Investment.

The funds for the U.S. $305 million paid on closing of the Additional Atlantica Investment were drawn on the Company’s existing credit agreement dated November 19, 2012, as amended from time to time (the “Company Credit Facility”).

On November 28, 2018, Abengoa-Algonquin Global Energy Solutions (“AAGES”), an international infrastructure construction company, jointly owned by Algonquin and Abengoa S.A., obtained a secured credit facility in the amount of U.S. $306.5 million (the “AAGES Secured Credit Facility”) and subscribed to a preference share ownership interest in AY Holdings, which subscription proceeds were distributed by AY Holdings to the Company and used by the Company to repay the U.S. $305 million drawn under the Company Credit Facility.  The AAGES Secured Credit Facility is collateralized through a pledge of all of the Atlantica shares held by AY Holdings.

2.4	Effect on Financial Position

The Company has no current plans for material changes in its business affairs or the affairs of Atlantica following closing of the Additional Atlantica Investment which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7	Date of Report

January 22, 2019.

Item 3	Financial Statements and Other Information

The following financial statements are attached to this report as Schedule “A”, Schedule “B” and Schedule “C”, respectively, and form part of this report:

(a)
the consolidated condensed unaudited interim financial statements of Atlantica as of September 30, 2018 and December 31, 2017 and for the nine-month periods ended September 30, 2018 and 2017, including the related notes thereto;

(b)
the audited consolidated financial statements of Atlantica as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, together with the notes thereto and the auditors’ report thereon; and

(c)
the unaudited pro forma consolidated financial statements of the Company, including the foreword and the notes thereto, as at and for the year ended December 31, 2017 and as at and for the nine months ended September 30, 2018.

SCHEDULE A

SCHEDULE B

SCHEDULE C